HUNNICO, CO.

FINANCIAL STATEMENTS

For the fiscal year ended December 31, 2020 and 2019

(Unaudited)

HUNNICO, CO.
NOTES TO THE FINANCIAL STATEMENTS
Fiscal Years Ended December 31, 2020 and 2019

1. ORGANIZATION AND PURPOSE

HunniCo, Co. (the "Company") is a corporation organized under the laws of Washington. The company sells, markets and distributes a portfolio of food, beverage and personal care products that feature pure honey at the centerpiece.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

(a) **Basis of Accounting**

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).

(b) **Fiscal Year**

The Company operates on a 52-week fiscal year ending on December 31.

(c) **Cash Equivalents**

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased

(d) **Revenue**

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured.

(e) **Use of Estimates**

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. SUBSEQUENT EVENTS

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.

HUNNICO, CO.
BALANCE SHEET
As of DECEMBER 31, 2020

_____

	2020	**2019**
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$ 10,382	$ 65,029
Inventory	$ 27,422	$ 66,990
TOTAL CURRENT ASSETS	37,804	132,019
TOTAL ASSETS	37,804	132,019
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES		
Accounts Payable	6,833	
TOTAL CURRENT LIABILITIES	6,833	
TOTAL LIABILITIES	6,833	-
SHAREHOLDERS' EQUITY		
Common Stock	80,892	133,936
Owners Pay and Personal Expenses	(11,020)	-
Additional Paid in Capital	-	154,263
Net Income	(38,901)	(156,179)
TOTAL SHAREHOLDERS' EQUITY	30,971	132,020
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 37,804	$ 132,020

HUNNICO, CO.
INCOME STATEMENT
FOR THE PERIOD OF JANUARY 1, 2019 THROUGH DECEMBER 31, 2020
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	2020	2019
Operating Income		
Sales, Net	$ 37,845	$ 38,160
Cost of Goods Sold	30,811	111,209
Gross Profit	7,034	(73,049)
Operating Expense		
Advertising & Marketing	2,034	20,808
Bank Charges & Fees	2,544	45
Car & Truck	130	100
Charitable Contributions	1,844	4,545
Insurance	4,706	1,210
Meals & Entertainment	540	665
Office Supplies & Software	636	729
Other Business Expenses	1,637	1,605
Purchases	3,603	1,966
Rent & Lease	24,600	49,798
Travel	432	70
Uncategorized Expense	201	681
Utilities	2,218	978
	45,125	83,200
Net Income from Operations	(38,091)	(156,249)
Other Income (Expense)		
Interest Expense	-	69
Net Income	$ (38,091)	$ (156,180)

HUNNICO, CO.
STATEMENT OF CASH FLOWS
FOR THE PERIOD OF JANUARY 1, 2019 THROUGH DECEMBER 31, 2020

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	2020	2019
Cash Flows From Operating Activities		
Net Income (Loss) For The Period	$ (54,648)	$ (68,906)
Change in Prepaid Expenses		
Net Cash Flows From Operating Activities	(54,648)	(68,906)
Cash Flows From Investing Activities		
Change in Intangible Assets		
Net Cash Flows From Investing Activities	-	-
Cash Flows From Financing Activities		
Change in Common Stock	-	133,936
Net Cash Flows From Financing Activities	-	133,936
Cash at Beginning of Period	65,030	
Net Increase (Decrease) In Cash	(54,648)	65,030
Cash at End of Period	$ 10,382	$ 65,030

HUNNICO, CO.
CONSOLIDATED STATEMENT OF EQUITY

	COMMON STOCK		PREFERRED STOCK		Additional	Retained earnings	
	Shares	Amount	Shares	Amount	Paid-in-Capital	Accumulated Deficit	Total
BEGINNING BALANCE, JANUARY 1, 2020	9,000,000	$ 900	780,000	$ 120,000	$ 154,263	$ (156,180)	$ 118,983
Contributions	-	-	-	-	-	-	0
Other comprehensive gain/(loss)							
Net income						$ (38,091)	-38,091
ENDING BALANCE, DECEMBER 31, 2020	9,000,000	$ 900	780,000	$ 120,000	$ 154,263	$ (194,271)	$ 80,892